NEWS RELEASE	04-011 Date: May 11, 2005 Contact: Investor/Media Relations: Richard Downey Director, Investor Relations Phone (403) 225-7357

Agrium declares dividend	Christine Gillespie Investor Relations Manager Phone (403) 225-7437 Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

Calgary, Alberta — The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) has declared a dividend of five and one half cents U.S. (U.S.$0.055) per common share to be paid on July 6, 2005 to shareholders of record on June 15, 2005.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.